Rule 424(b)(3)
333-112274

Addendum to Prospectus Supplement dated February 27, 2004

Dated: March 1, 2004

STATE OF ISRAEL
$30,000,000
MAZEL TOV BONDS

     The interest rate on each Mazel Tov Bond purchased during the sales period commencing on January 29, 2004 and terminating on June 30, 2004 is 3.70%. The purchase price for each Mazel Tov Bond is $100, and each bond will mature five years after its issue date. The aggregate amount of principal and interest that will be payable upon maturity of each Mazel Tov Bond is $120.

     To ensure purchase of a Bond at such interest rate, the purchase price and all supporting documentation must be received by Development Corporation for Israel by June 25, 2004.